

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2021

Barbara Rogan, Esq.
General Counsel
NeoPhotonics Corporation
3081 Zanker Road
San Jose, California 95134

> **Re: NeoPhotonics Corporation**
> **Form S-3**
> **Filed August 16, 2021**
> **File No. 333-258862**

Dear Ms. Rogan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ernest Greene at 202-551-3733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:    John H. Sellers, Esq.